UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69130

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LA HONDA ADVISORS LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

770 Menlo Avenue, Suite 230
_____
                                (No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Ketsdever	(650) 400-1088	david@lahondaadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Seiler LLP
_____
                    (Name – if individual, state last, first, and middle name)

3 Lagoon Drive, Suite 400	Redwood City	CA	94065
(Address)	(City)	(State)	(Zip Code)

11/30/09	4014
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David Ketsdever_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___LA HONDA ADVISORS LLC_____ , as of ___December 31_____ , 2 _022_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Partner

_SEE ATTACHED_____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _SAN MATEO_

Subscribed and sworn to (or affirmed) before me on this _22_ day of _FEBRUARY_ , 20_23_, by _DAVID KETSDAVER_
_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal)   Signature_____



La Honda Advisors

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LA HONDA ADVISORS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of La Honda Advisors, LLC (a California limited liability company) (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Seiler LLP

Redwood City, California
February 23, 2023

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Assets:		
Current Assets		
Cash	$	587,336
Accounts Receivable, Net		13,121
Prepaid Expenses		13,463
Operating Lease Right-of-Use		21,648
Other Current Assets		217
Total Current Assets		635,785
Long-Term Assets		
Property and Equipment, Net		3,323
Security Deposit		6,000
Investment in Warrants		47,409
Total Long-Term Assets		56,732
TOTAL ASSETS	$	692,517

LIABILITIES & MEMBERS' EQUITY

Current Liabilities:		
Accounts Payable	$	7,262
Accrued Expenses		7,895
Distribution Payable		186,547
Payable to Members		491
Payroll Liabilities		10,420
Operating Lease Liabilities		21,648
Total Current Liabilities		234,263
Total Members' Equity		458,254
TOTAL LIABILITIES & MEMBERS' EQUITY	$	692,517

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Nature of business</u>

        La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions. In accordance with its LLC agreement, the Company shall continue indefinitely, unless earlier terminated and dissolved under certain conditions specific in the LLC agreement. Each member of the Company has limited liability.

        The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - <u>Summary of significant accounting policies</u>

    <u>Basis of presentation</u>

        The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    <u>Use of estimates</u>

        The preparation of the Company's financial statements in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

        Investments are exposed to various risks, such as changes in interest rates or credit ratings and market fluctuations. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of financial condition.

    <u>Accounts receivable and unbilled accounts receivable</u>

        Accounts receivable and unbilled accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management closely monitors outstanding accounts receivable and charges off to expenses any balances that are determined to be uncollectible. At December 31, 2022, the Company considered all remaining accounts receivable to be fully collectible accordingly there was no allowance for doubtful accounts.

    <u>Income and franchise taxes</u>

        The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

On July 16, 2021, the State of California passed Assembly Bill 150 allowing certain owners of passthrough entities to pay an elective state tax on the owners' behalf which then grants the owners a credit against California personal income tax for the full amount of the tax paid at the entity level on their distributive share of California taxable income. Excess credits can be carried forward for up to five years. In 2022, the members of the Company consented to this election and the elective tax expense was $443,683 which is classified as a distribution in the Statement of Changes in Members' Equity.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2022, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years after 2018 are subject to California tax examinations. All years after 2019 are subject to Federal tax examinations.

Property and equipment

A fixed asset is any tangible asset purchased for use in the day-to-day operations of the Company from which an economic benefit will be derived over a period greater than one year. Fixed assets include items of property and equipment such as buildings, leasehold improvements, office furniture, fixtures, computers and other related technology equipment. At the time a fixed asset is acquired, its cost is capitalized unless it has a value of $5,000 or less in which case the asset is expensed in the period acquired. Management will periodically review these levels and make any modifications necessary.

Depreciation of fixed assets is calculated using the straight-line method over the estimated useful life of the related assets.

Impairment of long-lived assets

Property and equipment are reviewed for impairment in accordance with FASB ASC Topic 360, *Property, Plant and Equipment*. The Company assesses the impairment of these long-lived assets whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Leases

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent lease liabilities in the consolidated financial statements.

ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in

the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus any prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term.

<u>Fair value measurement</u>

The Company performs fair value measurements in accordance with FASB ASC 820, *Fair Value Measurement*. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or a liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The following table sets forth a summary of changes in fair value Level 3 investments:

Balance at December 31, 2021	$	144,631
Realized loss on warrants		(98,872)
Unrealized loss on warrants		(4,067)
New warrants received		5,717
Balance at December 31, 2022	$	47,409

<u>Payable to Members</u>

Payable to Members consists of ordinary business reimbursements. The business expense and payable are recorded when incurred.

Note 3 – <u>Property and equipment</u>

Property and equipment consists of:

La Honda Advisors LLC
Notes to Financial Statements
December 31, 2022

Furniture	$	14,717
Less: accumulated depreciation		11,394
Property and equipment, net	$	3,323

Depreciation expense for the year ended December 31, 2022 was $2,102.

Note 4 - <u>Net capital requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $370,655 and a minimum net capital requirement of $14,174. The Company's ratio of aggregate indebtedness to net capital was .57 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 5 - <u>Members' equity and ownership</u>

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2022, 100,000 shares were issued and allocated.

Note 6 – <u>Investment in warrants</u>

As of December 31, 2022, the Company owned warrants to purchase common shares of two privately held companies and determined that such warrants had estimated values of $41,692 and $5,717, respectively, based on the Black-Scholes pricing model and assumptions including warrant durations of from four to ten years, expected volatility of 79% and a risk-free interest rate from 3.55% to 3.83%. The warrants are classified as Level 3 investments in the fair value hierarchy. The Company owned warrants to purchase common shares of a private company which were determined to be fully impaired in the current year and, consequently, written off for a realized loss of $98,872. The Company was owed warrants to purchase common shares of another private companies which, as of December 31, 2022, it deemed to have no value because the warrants had not yet been issued and there was too much uncertainty regarding underlying assumptions or equity value.

Note 7 - <u>Commitments and contingencies</u>

<u>Facility lease</u>

The Company had a lease agreement for its corporate office that expired on April 30, 2022. It entered into a one-year operating lease agreement for its corporate office commencing on May 1, 2022. The lease expires on April 30, 2023 after which the Company may extend the lease or enter into another lease agreement. The option to renew is not factored into the determination of lease payments. As of December 31, 2022, the remaining lease term is four months and the discount rate is 9.00%. Maturities of operating lease liabilities as of December 31, 2022 are presented in the table below:

2023	$23,414
Total Operating Lease Payments	23,414
Less: Imputed Interest	1,766

Present Value of Operating Lease Liabilities $21,648

Rent expense related to this lease agreement was $70,242 for the year ended December 31, 2022.

Claim contingency

The Company is involved in certain claims arising in the normal course of business. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Distribution payable

The Company declares and effects distributions to its members subject to the profitability and cash flow of the business. As of December 31, 2022, the Company had declared a distribution which, as of that date, had yet to be completed.

Note 8 – Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2022, the Company had $134,048 in excess of the FDIC insured limit.

Note 9 – Major customers and accounts receivable

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

During the year ended December 31, 2022, the Company derived 88% of revenue from its top customer. As of December 31, 2022, two customers accounted for 100% of accounts receivable of $13,121.

Note 10 - Subsequent events

The Company evaluated the need for disclosure and/or adjustments resulting from subsequent events through the date the financial statements were available to be issued. There were no subsequent events that would require adjustment to or disclosure in the financial statements.